FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated April 29, 2006: Board meeting for Annual Accounts and Dividend
2.	Press Release dated April 29, 2006: Performance Review - Year ended March 31, 2006
3.	Summarised audited annual account for the year ended March 31, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: April 29, 2006	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 29, 2006

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today has elevated Ms. Kalpana Morparia, Deputy Managing Director to the position of Joint Managing Director.

The Board has elevated Ms. Chanda Kochhar and Dr. Nachiket Mor, Executive Directors, as Deputy Managing Directors.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

Item 2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 29, 2006

Performance Review – Year ended March 31, 2006: 27% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited Indian GAAP accounts of the Bank for the year ended March 31, 2006 (FY2006).

Highlights

  Profit after tax for FY2006 increased 27% to Rs. 2,540 crore (US$ 569 million) from Rs. 2,005 crore (US$ 449 million) for the year ended March 31, 2005 (FY2005).

  Net interest income increased 48% to Rs. 4,187 crore (US$ 938 million) for FY2006 from Rs. 2,839 crore (US$ 636 million) for FY2005.

  Fee income increased 55% to Rs. 3,259 crore (US$ 730 million) for FY2006 from Rs. 2,098 crore (US$ 470 million) for FY2005.

  Profit after tax for the quarter ended March 31, 2006 (Q4-2006) increased 29% to Rs. 790 crore (US$ 177 million) from Rs. 615 crore (US$ 138 million) for the quarter ended March 31, 2005 (Q4-2005).

  Total assets increased by 50% to Rs. 251,389 crore (US$ 56.3 billion) at March 31, 2006 from Rs. 167,659 crore (US$ 37.6 billion) at March 31, 2005.

  Total advances increased by 60% to Rs. 146,163 crore (US$ 32.8 billion) at March 31, 2006 from Rs. 91,405 crore (US$ 20.5 billion) at March 31, 2005.

  Deposits increased 65% to Rs. 165,083 crore (US$ 37.0 billion) at March 31, 2006 from Rs. 99,819 crore (US$ 22.4 billion) at March 31, 2005.

  At March 31, 2006, the Bank’s net non-performing assets constituted 0.71% of customer assets against 2.03% at March 31, 2005.

Dividend on equity shares

The Board has recommended a dividend of 85% for FY2006 i.e. Rs. 8.50 per equity share (equivalent to US$ 0.38 per ADS). The declaration and payment of dividend is subject to requisite approvals.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Credit growth

The Bank’s net customer assets increased 55% to Rs. 152,049 crore (US$ 34.1 billion) at March 31, 2006 compared to Rs. 97,894 crore (US$ 21.9 billion) at March 31, 2005. The Bank maintained its growth momentum and market leadership in the retail segment. In FY2006, the Bank’s total retail disbursements were about Rs. 62,700 crore (US$ 14.1 billion) including home loan disbursements of about Rs. 25,700 crore (US$ 5.8 billion). Retail assets constituted about 63% of advances and 61% of customer assets. The Bank is focusing non-fund based products and services, as well as capitalising on opportunities presented by the domestic and international expansion of Indian companies. The Bank is also extending its reach in the small and medium enterprises segment.

Rural banking

The Bank’s rural banking strategy seeks to adopt a holistic approach to the financial services needs of various segments of the rural population, by delivering a comprehensive product suite encompassing credit, transaction banking, deposit, investment and insurance, through a range of channels. The Bank’s rural delivery channels include branches, internet kiosks, franchisees and micro-finance institution (MFI) partners. The Bank’s rural and agri-business portfolio increased to about Rs. 16,300 crore (US$ 3.7 billion) at March 31, 2006 from Rs. 7,500 crore (US$ 1.7 billion) at March 31, 2005.

International operations

ICICI Bank continued to build on its existing presence in various geographies as well as enter new markets. In addition to providing credit and trade finance solutions to Indian companies, the Bank is expanding its international retail franchise through technology-based banking services. The Bank now operates in 12 countries through branches, representative offices and wholly-owned subsidiaries. The loan portfolio of the Bank’s international branches (including foreign currency financing to Indian companies) increased to about Rs. 12,500 crore (US$ 2.8 billion) at March 31, 2006 from Rs. 6,200 crore (US$ 1.4 bn) at March 31, 2005. The Bank continued to grow its remittance volumes and achieved a market share of about 20% in inward remittances into India.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Network

The Bank had 614 branches and extension counters at March 31, 2006 as compared to 562 branches and extension counters at March 31, 2005.

Capital adequacy

The Bank’s capital adequacy at March 31, 2006 was 13.35% (including Tier-1 capital adequacy of 9.20%) compared to RBI’s requirement of total capital adequacy of 9.0% ..

Asset quality

At March 31, 2006, the Bank’s net non-performing assets constituted 0.71% of customer assets against 2.03% at March 31, 2005. The Bank’s net restructured assets at March 31, 2006 were about Rs. 5,315 crore (US$ 1.2 billion), down from about Rs. 6,263 crore (US$ 1.4 billion) at March 31, 2005.

Group companies

The consolidated profit after tax increased 31% to Rs. 2,420 crore (US$ 542 million) in FY2006 from Rs. 1,852 crore (US$ 415 million) in FY2005. ICICI Securities achieved a profit after tax of Rs. 157 crore (US$ 35 million) in FY2006 compared to Rs. 64 crore (US$ 14 million) in FY2005. ICICI Securities continued to enhance its position in the investment banking and equity broking businesses while capitalising on opportunities in the fixed income market.

ICICI Lombard General Insurance Company (ICICI Lombard) enhanced its leadership position among private sector general insurance companies with a market share of 30% during April-February 2006. ICICI Lombard achieved a profit after tax of Rs. 50 crore (US$ 11 million) in FY2006 compared to Rs. 48 crore (US$ 11 million) in FY2005 despite claims from floods in major cities and investments in the retail franchise. About 58% of its gross written premiums comprised non-corporate business.

ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide make losses in the initial years, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 139 crore (US$ 31 million) on the Bank’s consolidated profit after tax in FY2006 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for FY2006 was Rs. 528 crore (US$ 118 million) compared to Rs. 312 crore (US$ 70 million) in FY2005. NBAP is a metric for

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters. Actual experience could differ based on variance from these assumptions especially in respect of expense overruns in the initial years.

Prudential ICICI Asset Management Company was among the top two private sector mutual funds in India at March 31, 2006 with assets under management of over Rs. 23,500 crore (US$ 5.3 billion).

Summary Profit and Loss Statement – Indian GAAP

Rs. crore

	Q4-2005	Q4-2006	Growth over Q4-2005	FY2005	FY2006	Growth over FY2005
Net interest income	790	1,216	54%	2,839	4,187	48%
Non-interest income (excluding treasury)	736	1,266	72%	2,705	4,055	50%
- Fee income	585	1,050	80%	2,098	3,259	55%
- Lease & other income	151	216	43%	607	796	31%
Treasury income	296	336	14%	711	928	31%
Less:
Operating expense	721	1,057	47%	2,517	3,547	41%
Other DMA[1] expense	151	206	3%6	485	655	35%
Lease depreciation	73	73	-	297	277	(7%)
Operating profit	877	1,481	69%	2,956	4,691	59%
Provisions[2]	80	597[3]	646%	429	1,594[3]	272%
Profit before tax	797	885	11%	2,527	3,097	23%
Less: Tax	182	94	(48%)	522	557	7%
Profit after tax	615	790	29%	2,005	2,540	27%

1.	Direct marketing agencies / associates.

2.	Includes Rs. 94 crore on account of amortization of premium on government securities in Q4-2005, Rs. 243 crore in Q4-2006, Rs. 276 crore in FY2005 and Rs. 802 crore in FY2006.

3.	Effective the quarter ended December 31, 2005, Reserve Bank of India increased the requirement of general provisioning on standard loans (excluding loans to agriculture sector and small and medium enterprises) to 0.40% compared to 0.25% applicable till September 30, 2005. In accordance with these guidelines the Bank has made general provision of Rs. 339 crore during the year ended March 31, 2006. At December 31, 2005 the Bank had reassessed its provision requirement on performing loans and non-performing loans on a portfolio basis and had written back an amount of Rs. 169 crore from its provisions against non-performing loans which were in excess of the regulatory requirement.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

4.	All figures have been rounded off to the nearest crore.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 44.62.

5

Item 3

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS

(Rs. in crore)

Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
1.	Interest earned (a)+(b)+(c)+(d)	3,989.79	2,605.24	13,784.49	9,409.90
	a) Interest/discount on advances/bills	2,830.27	1,885.10	9,684.95	6,752.83
	b) Income on investments	1,043.51	592.34	3,692.76	2,229.44
	c) Interest on balances with Reserve Bank of India and other interbank funds	104.30	65.86	335.46	232.01
	d) Others	11.71	61.94	71.32	195.62
2.	Other income	1,601.92	1,032.30	4,983.14	3,416.14
	A) TOTAL INCOME (1) + (2)	5,591.71	3,637.54	18,767.63	12,826.04
3.	Interest expended	2,774.21	1,815.14	9,597.45	6,570.89
4.	Operating expenses (e) + (f) + (g)	1,336.16	945.23	4,479.51	3,299.15
	e) Payments to and provisions for employees	338.09	205.91	1,082.29	737.41
	f) Direct marketing agency expenses	206.29	150.74	655.42	485.45
	g) Other operating expenses	791.78	588.58	2,741.80	2,076.29
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	4,110.37	2,760.37	14,076.96	9,870.04
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	1,481.34	877.17	4,690.67	2,956.00
6.	Other provisions and contingencies	597.33	80.03	1,594.07	428.80
7.	Provision for taxes
	a) Current period tax	239.87	(36.92)	691.22	179.49
	b) Deferred tax adjustment	(145.79)	219.36	(134.69)	342.51
8.	NET PROFIT (5-6-7)	789.93	614.70	2,540.07	2,005.20
9.	Paid-up equity share capital (face value Rs. 10/-)	889.83	736.78	889.83	736.78
10.	Reserves excluding revaluation reserves	21,316.16	11,813.20	21,316.16	11,813.20
11.	Analytical ratios
	(i) Percentage of shares held by Government of India
	(ii) Capital adequacy ratio	13.35%	11.78%	13.35%	11.78%
	(iii) Earnings per share for the period (not annualised for quarter/period) (in Rs.) (basic)	8.91	8.35	32.49	27.55
	(iv) Earnings per share for the period (not annualised for quarter/period) (in Rs.) (diluted)	8.83	8.28	32.15	27.33
12.	Aggregate of non-promoter shareholding
	• No. of shares	889,823,901	736,716,094	889,823,901	736,716,094
	• Percentage of shareholding	100	100	100	100
13.	Deposits	165,083.17	99,818.78	165,083.17	99,818.78
14.	Advances	146,163.11	91,405.15	146,163.11	91,405.15
15.	Total assets	251,388.95	167,659.41	251,388.95	167,659.41

Notes
1.	During the year ended March 31, 2006, Bank issued 82,073,036 (including 14,285,714 equity shares issued by the exercise of green shoe option) and 28,894,060 equity shares of Rs. 10.00 each at a price of Rs. 525.00 and Rs. 498.75 per share respectively, aggregating to Rs. 5,749.92 crore.

2.	The Bank has issued 18,618,730 American Depository Shares (ADS) including green shoe option of 2,428,530 ADSs at US$ 26.75 per share, representing 37,237,460 underlying equity shares of Rs. 10.00 each, aggregating to Rs. 2,250.69 crore.

3.	During the year ended March 31, 2006, the Bank allotted 4,903,251 equity shares pursuant to exercise of employee stock options.

4.	Status of equity investors’ complaints / grievances for the quarter ended March 31, 2006.

Opening balance	Additions	Disposals	Closing balance
13	4,254	4,262	5

Of the above 4,254 complaints received, 4,129 complaints relate to public issue in December 2005 and out of 5 pending complaints, one complaint has since been resolved.

6.	Provision for current period tax includes Rs. 9.05 crore towards provision for fringe benefit tax for the quarter ended March 31, 2006 (Rs. 26.35 crore for the year ended March 31, 2006).

7.	Effective the quarter ended December 31, 2005, Reserve Bank of India increased the requirement of general provisioning on standard loans (excluding loans to agriculture sector and small and medium enterprises) to 0.40% compared to 0.25% applicable till September 30, 2005. In accordance with these guidelines the Bank has made general provision of Rs. 339.02 crore during the year ended March 31, 2006. At December 31, 2005 the Bank had reassessed its provision requirement on performing loans and non-performing loans on a portfolio basis and had written back an amount of Rs. 169.22 crore from its provisions against non-performing loans which were in excess of the regulatory requirement.

8.	The Board of Directors have recommended a dividend of Rs. 8.50 per equity share (85%) for the year ended March 31, 2006 (previous year dividend Rs. 8.50 per equity share). The declaration and payment of dividend is subject to requisite approvals. The Board of Directors have also recommended a dividend of 0.001 percent, i.e., Rs. 100 per preference share on 350 preference shares of the face value of Rs. 1 crore each for the year ended March 31, 2006.

9.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on April 29, 2006.

Place : Mumbai	Kalpana Morparia
Date : April 29, 2006	Joint Managing Director

CONSOLIDATED AUDITED FINANCIAL RESULTS OF

ICICI BANK LIMITED AND ITS SUBSIDIARIES
(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
1.	Interest earned (a)+(b)+(c)+(d)	4,334.86	2,739.71	14,614.19	9,833.76
	a) Interest/discount on advances/bills	2,974.22	1,969.85	10,114.27	6,981.13
	b) Income on investments	1,241.18	625.23	4,060.78	2,392.19
	c) Interest on balances with Reserve Bank of India and other interbank funds	114.57	56.61	343.32	233.48
	d) Others	4.89	88.02	95.82	226.96
2.	Other Income	3,767.32	2,806.29	11,146.90	7,097.63
	A) TOTAL INCOME (1) + (2)	8,102.18	5,546.00	25,761.09	16,931.39
3.	Interest expended	2,961.38	1,888.66	10,101.48	6,804.38
4.	Operating expenses (e) + (f)	3,612.22	2,758.92	10,913.09	7,285.66
	e) Payments to and provisions for employees	542.01	316.11	1,711.21	1,090.76
	f) Other operating expenses	3,070.21	2,442.81	9,201.88	6,194.90
	B) TOTAL EXPENDITURE (3)+ (4)(excluding provisions and contingencies)	6,573.60	4,647.58	21,014.57	14,090.04
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	1,528.58	898.42	4,746.52	2,841.35
6.	Other provisions and contingencies	621.16	93.60	1,647.70	462.93
7.	Provision for taxes
	a) Current period tax	279.62	(0.82)	857.60	255.21
	b) Deferred tax adjustment	(155.44)	202.89	(157.80)	313.17
8.	Share of (profits)/losses of minority shareholders	8.51	(2.12)	(21.07)	(42.29)
9.	NET PROFIT (5-6-7-8)	774.73	604.87	2,420.09	1,852.33
10.	Paid-up equity share capital (face value Rs. 10/-)	889.83	736.78	889.83	736.78
11.	Analytical Ratios
	Earnings per share for the period (not annualised for quarter) (in Rs.) (basic)	8.74	8.22	30.96	25.45
	Earnings per share for the period (not annualised for quarter) (in Rs.) (diluted)	8.66	8.15	30.64	25.25

CONSOLIDATED SEGMENTAL INFORMATION OF ICICI BANK LIMITED AND ITS SUBSIDIARIES
(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended
		March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
1.	Segment Revenue
a	Consumer and Commercial Banking	4,458.51	3,064.12	15,195.01	10,877.99
b	Investment Banking	1,559.63	1,011.50	5,342.56	3,259.92
c	Others	2,260.67	1,743.18	6,315.28	3,703.75
	Total	8,278.81	5,818.80	26,852.85	17,841.66
	Less: Inter Segment Revenue	(176.63)	(272.80)	(1,091.76)	(910.27)
	Income from Operations	8,102.18	5,546.00	25,761.09	16,931.39
2.	Segmental Results (i.e. Profit before tax & provision)
a	Consumer and Commercial Banking	973.05	614.86	3,340.42	1,996.50
b	Investment Banking	508.73	340.52	1,415.70	1,043.93
c	Others	56.40	(47.36)	28.80	(160.68)
	Total	1,538.18	908.02	4,784.92	2,879.75
3.	Provisions
a	Consumer and Commercial Banking	364.62	(31.08)	753.21	115.08
b	Investment Banking	256.54	124.68	894.49	347.85
c	Others	8.51	(2.12)	(21.07)	(42.29)
	Total	629.67	91.48	1,626.63	420.64
4.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	608.43	645.94	2,587.21	1,881.42
b	Investment Banking	252.19	215.84	521.21	696.08
c	Others	47.89	(45.24)	49.87	(118.39)
	Total profit before tax	908.51	816.54	3,158.29	2,459.11
	Unallocated	9.60	9.60	38.40	38.40
	Tax	124.18	202.07	699.80	568.38
	Profit after tax	774.73	604.87	2,420.09	1,852.33
5.	Capital Employed (i.e. Segment Assets – Segment Liabilities
	excluding inter-segmental funds lent and borrowed)
a	Consumer and Commercial Banking	(25,948.30)	(22,850.21)	(25,948.30)	(22,850.21)
b	Investment Banking	44,713.34	32,300.68	44,713.34	32,300.68
c	Others	405.58	191.49	405.58	191.49
	Total	19,170.62	9,641.96	19,170.62	9,641.96